SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) # 02.558.154/0001 -29
Company Registration (NIRE) # 5330000576-1

CALL NOTICE – GENERAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

Pursuant to the Company’s Bylaws, the Shareholders of TELE NORTE CELULAR PARTICIPAÇÕES S.A. (“Company”) are summoned to the General and Extraordinary Shareholders’ Meeting to be held on April 27, 2007 at 11am, at the Company’s headquarters, located at SCN, Quadra 4, Bloco B, 100, Centro Empresarial Varig, Torre Oeste, Part A, 7° floor, room 702, in Brasília - DF, to deliberate on the following agenda:

(i) General Shareholders’ Meeting:

1. To receive the accounts from the administrators, examine, discuss and vote the financial statements relative to fiscal year ended on December 31, 2006;

2. To deliberate on the allocation of the net income for 2006 and dividend distribution;

3. To elect members of the Fiscal Council and to establish their respective remuneration; and

4. To elect members of the Board of Directors.

(ii) Extraordinary Shareholders’ Meeting:

1. To deliberate on the global remuneration for the senior management in the fiscal year of 2007;

2. To move Company’s headquarters to Rua Levindo Lopes, 258, Funcionários, in Belo Horizonte, State of Minas Gerais; and

3. To amend Article 3 of the Company’s Bylaws to reflect the modification of its headquarters resulting from item 2 above.

General Instructions:

a) Powers-of-attorney should be delivered to the address where the Meeting will be held, mentioned in the introduction of this Notice, at least 48 hours prior to the General and Extraordinary Meeting; and

b) Shareholders owning Fungible Custody of Stock Exchange Registered Shares who wish to participate in the General and Extraordinary Meeting shall present a custody statement issued by the custodial institution up to two (2) days prior to said Meeting.

Brasília, March 27, 2007.

Sergio Spinelli Silva Junior
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2007.

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.